

July 8, 2010

Mr. Roland Hagman
Vice President Group Function
Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **Re:** **LM Ericsson Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 21, 2010**
> **File No. 000-12033**

Dear Mr. Hagman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Financial Results of Operations, page 17

1. Please tell us why the non-IFRS measures comply with Item 10(e) of Regulation S-K. Refer to Question 102.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations.

2. Please present the non-IFRS measures and related discussions after the IFRS measures and related discussions.

Notes to the Consolidated Financial Statements

C1 Significant Accounting Policies

Statement of cash flows, page 53

3. We note that you classify "short-term investments that are highly liquid monetary
    financial instruments with a remaining maturity of three months or less at the date of
    acquisition" as cash equivalents. Please expand the disclosures to address the following:

    - the purpose for holding the investments;
    - whether the investments have insignificant risk of changes in value; and
    - whether the investments are readily convertible to known amounts of cash.

Intangible assets other than goodwill, page 60

4. We note your disclosure of after-tax discount rate. We also note your critical accounting
    policy disclosures on page 68. Please disclose that the valuations based on after-tax
    future cash flows and after-tax discount rates are not materially different from the
    valuations based on before-tax future cash flows and before-tax discount rate. Otherwise,
    tell us in detail why it is appropriate to use after-tax future cash flows and after-tax
    discount rates under IAS 36.

C5 Expenses by Nature, page 76

5. Please explain why gross inventory change does not seem to equal the gross inventory
    change derived from your disclosure in note C13. Also tell us why the gross inventory
    change increased your expenses charged to the income statement in 2009 while it
    decreased your expenses charged to the income statement in 2008 and 2007.

C12 Ericsson's Share of Assets, Liabilities and Income in Joint Venture ST-Ericsson, page 87

6. Please amend to include the audited financial statements of ST-Ericsson in accordance
    with Rule 3-09 of Regulation S-X or tell us why such financial statements are not
    required.

C17 Post-Employment Benefits

Section Seven: Summary Information on Pension Plans per Geographical Zone, page 105

7. Please tell us in more detail why you believe it is appropriate to account for a multi-
    employer defined benefit plan as a defined contribution plan. In addition, tell us why you

believe it is appropriate that Alecta's actuarial assumptions should be different from those in IAS 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director